Exhibit 99.1

NEWS RELEASE
Trading Symbol: TSX: SVM

SILVERCORP REPORTS Q1 RESULTS: NET INCOME UP 73%, CASH FLOWS FROM OPERATIONS UP 52% TO US$20.2 MILLION

VANCOUVER, British Columbia – August 11, 2016 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) reported its financial and operating results for the first quarter ended June 30, 2016 (“Q1 Fiscal 2017”). All amounts are expressed in US Dollars.

FIRST QUARTER HIGHLIGHTS

  Net income attributable to equity shareholders of $4.7 million, or $0.03 per share compared with net earnings attributable to equity shareholders of $2.3 million or $0.01 per share in the prior year period;

  Silver, lead and zinc sales up 20%, 12% and 15%, respectively, from the prior year period to 1.6 million ounces silver, 16.7 million pounds lead and 5.2 million pounds zinc;

  Sales of $35.3 million, up 9% from the prior year period despite a 3%, 13%, and 17% decline in the average selling price of silver, lead and zinc from prior year period;

  A 23%, 21% and 22% increase in the head grades of silver, lead and zinc;

  Gross margin improved to 45% from 36% in the prior year period;

  Cash flows from operations of $20.2 million, up 52% from the prior year period;

  Cash production cost per tonne1 of $61.65 compared with $71.01 in the prior year period;

  Cash cost per ounce of silver1, net of by-product credits, of $0.08, compared to $1.39 in the prior year period;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $7.06, compared to $10.94 in the prior year quarter; and

  Ended the period with $73.4 million in cash and short term investments, an increase of $11.4 million compared to $62.0 million as at March 31, 2016.

FINANCIALS

Net income attributable to the shareholders of the Company in Q1 Fiscal 2017 was $4.7 million, or $0.03 per share compared to $2.3 million, or $0.01 per share in Q1 Fiscal 2016.

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) improved head grades yielded higher silver, lead, zinc sales of 20%, 12% and 15%, respectively; (ii) a 4% decrease in total production costs per tonne of ore processed; offset by (iii) the decline of metals prices, as the realized selling price for silver, lead, and zinc decreased by 3%, 13% and 17%, respectively, compared to the same prior year quarter.

____________________
1 Non-IFRS measure, see section 9 of the corresponding management’s discussion and analysis for reconciliation

Sales in Q1 Fiscal 2017 were $35.3 million compared to $32.2 million in Q1 Fiscal 2016. Silver and gold sales represented $20.8 million and $0.9 million, respectively, while base metals represented $13.6 million of total sales in this quarter compared to silver, gold and base metals of $17.9 million, $0.7 million, and $13.6 million, respectively, in Q1 Fiscal 2016.

Cost of sales in Q1 Fiscal 2017 was $19.5 million compared to $20.8 million in Q1 Fiscal 2016. The cost of sales included $14.6 million (Q1 Fiscal 2016 - $16.2 million) cash costs and $5.0 million (Q1 Fiscal 2016 - $4.6 million) depreciation, amortization and depletion charges. The decrease of cash cost of sales was mainly due to a 13% decrease in cash production costs per tonne of ore processed. The total per tonne ore production cost in Fiscal Q1 2017 was $85.58, a decrease of 4%, from $88.82 in Q1 Fiscal 2016.

Gross profit margin in Q1 Fiscal 2017 was 45% compared to 36% in Q1 Fiscal 2016. The improvement of gross profit margin was mainly due to the decrease of per tonne ore production costs. Ying Mining District’s gross profit margin was 49% compared to a 41% gross profit margin in the same prior year quarter, while GC Mine’s profit margin was 17% compared to a 9% gross profit margin in Q1 Fiscal 2016.

Cash flows provided by operating activities were $20.2 million or $0.12 per share in Q1 Fiscal 2017 compared to $13.3 million or $0.08 per share in Q1 Fiscal 2016. Before changes in non-cash operating working capital, cash flows provided by operating activities were $15.5 million, an increase of $6.5 million, compared to $9.0 million in Q1 Fiscal 2016 as a result of the improvement of operating earnings.

OPERATIONS AND DEVELOPMENT

In Q1 Fiscal 2017, the Company sold 1.6 million ounces of silver, 16.7 million pounds of lead, and 5.2 million pounds of zinc, compared to 1.4 million ounces of silver, 14.9 million pounds of lead, and 4.6 million pounds of zinc, respectively, in Q1 Fiscal 2016. The increase of metals sold was mainly due to, on a consolidated average basis, i) a 23%, 21%, and 22% increase in the head grades of silver, lead and zinc as mining dilution reduced; ii) a 4%, 2% and 8% increase in silver, lead, and zinc recovery rates; and iii) a 2% increase of ore production output.

The significant improvement in the head grades of silver, lead and zinc since the December quarter of 2015 can be attributed in part to an internal “Enterprise Blog” system in the management of Mine Production and Safety Information which the Company implemented from August 2015. The “Enterprise Blog” is an internet social media system that makes the distribution and flow of the work related knowledge and information easy and transparent for parties at different locations. In the system, for example, each of the mining stopes, development faces, or equipment is assigned a “blog” name. Daily results of onsite inspection for these stopes or faces by responsible engineers are required to be “published” on their “blogs”. The results are listed in a structured data formatted in a “check list table”, containing information and supporting photos as required by the Company. Related parties at different levels of the management team can access directly to the daily “blog” for each work place, for the first hand information. Meanwhile the “Enterprise Blog” system will also record if a management person has accessed the “blog” to read or comment on the daily results under his responsibility.

With the Enterprise Blog, information collection, distribution, retrieval, and monitoring has become transparent and immediate. The information and knowledge collected by the frontline technicians or engineers freely flows throughout layers of the management structure. The responsible management person has the pressure, incentive, and tools to make prompt and more accurate decisions that can be instantly delivered to responsible parties. The benefits of the system are that team member collaboration becomes easy, KPI assessments are fair and timely, and each person is accountable for his work.

1. Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Ore Mined (tonne)	173,508	99,415	152,230	171,014	167,107
Ore Milled (tonne)	167,747	99,203	151,035	176,936	160,277
Head Grades
Silver (gram/tonne)	308	310	287	246	250
Lead (%)	4.4	4.0	4.1	3.8	3.6
Zinc (%)	1.1	0.9	0.8	0.7	0.8
Recoveries
Silver (%)	95.7	95.0	95.4	94.8	94.7
Lead (%)	96.4	96.3	96.6	95.0	94.9
Zinc (%)	48.4	57.6	50.2	55.1	53.5
Metal Sales
Silver (in thousands of ounce)	1,490	857	1,216	1,132	1,190
Gold (in thousands of ounce)	0.9	0.3	0.5	0.7	0.9
Lead (in thousands of pound)	14,861	7,379	12,107	11,529	12,454
Zinc (in thousands of pound)	1,820	999	1,168	1,459	1,529
Cash mining cost ($ per tonne)	52.33	54.63	55.63	62.15	56.65
Total mining cost ($ per tonne)	78.64	83.24	78.91	86.29	75.00
Cash milling cost ($ per tonne)	10.07	13.70	11.67	11.55	12.98
Total milling cost ($ per tonne)	12.25	17.38	14.15	13.70	15.40
Cash production cost ($ per tonne)	66.27	71.90	71.29	77.95	73.68
Cash Cost per Ounce of Silver ($)	0.12	2.83	0.25	1.88	1.03
All-in sustaining cost per ounce of silver ($)	5.80	8.92	6.62	9.88	9.18

In Q1 Fiscal 2017, the total ore mined at the Ying Mining District (“Ying”) was 173,508 tonnes, an increase of 4% compared to total ore production of 167,107 tonnes in Q1 Fiscal 2016. Silver, lead and zinc head grades improved by 23%, 23%, and 33%, respectively, to 308 grams per tonne (“g/t”) for silver, 4.4% for lead, and 1.1% for zinc from 250 g/t for silver, 3.6% for lead, and 0.8% for zinc, respectively, in Q1 Fiscal 2016, benefiting from ongoing dilution and operation improvements.

In Q1 Fiscal 2017, Ying sold 1.5 million ounces of silver, 900 ounces of gold, 14.9 million pounds of lead, and 1.8 million pounds of zinc, compared to 1.2 million ounces of silver, 900 ounces of gold, 12.5 million pounds of lead, and 1.5 million pounds of zinc in Q1 Fiscal 2016. The increase in metals sold is mainly due to the improved head grades achieved and higher ore production in the quarter. As at June 30, 2016, Ying held 3,669 tonnes of silver-lead concentrate inventories, an increase of 464 tonnes, compared to the 3,205 tonnes of silver-lead concentrate inventories held as at March 31, 2016. The estimated metals contained in ending silver-lead concentrate were approximately 0.4 million ounces of silver and 3.8 million pounds of lead.

Total and cash mining costs per tonne were $78.64 and $52.33, respectively, compared to $75.00 and $56.65, respectively, in Q1 Fiscal 2016. The decrease in cash mining costs was mainly due to i) a 4% saving on labour costs; ii) a 7% decrease in mining preparation tunnelling and drilling expenditures; and iii) an increase in ore mined resulting in lower per tonne costs.

In Q1 Fiscal 2017, total ore milled at Ying was 167,747 tonnes, an increase of 5% compared to 160,277 tonnes in Q1 Fiscal 2016. Cash milling costs were $10.07 compared to $12.98 in Q1 Fiscal 2016, and the decrease was mainly due to i) a 6% saving on labor costs; ii) a 6% reduction on utility costs; and iii) a 37% decrease in raw material and maintenance costs.

Cash production cost per tonne of ore processed at Ying was $66.27, a decrease of 10% compared to $73.68 in Q1 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling cost.

Cash cost per ounce of silver, net of by-product credits, at Ying, was $0.12 compared to $1.03 in Q1 Fiscal 2016. The decrease was mainly due to 10% increase in by-production credits and a 25% increase in silver sold.

All in sustaining costs, net of by-product credits, at Ying in Q1 2017 was $5.80 per ounce of silver compared to $9.18 in Q1 Fiscal 2016, and the decrease was mainly due to a lower cash production cost per ounce of silver, net of by-product credits as discussed above and approximately a $1.1 million decrease in sustaining capital expenditures.

In Q1 Fiscal 2017, approximately 16,498 meters (“m”) of underground diamond drilling (Q1 Fiscal 2016 – 16,366 m) and 4,836 m of preparation tunnelling (Q1 Fiscal 2016 – 5,996 m) were completed and expensed as mining preparation costs at Ying. In addition, approximately 16,685 m of horizontal tunnel, raise, and declines (Q1 Fiscal 2016 – 17,455 m) were completed and capitalized.

Total capitalized exploration and development expenditures in Q1 Fiscal 2017 for Ying were $4.9 million compared to $6.1 million in Q1 Fiscal 2016. The Company also paid $1.3 million to renew the mining permit for the TLP and LM mine and incurred approximately $0.5 million in capital expenditures to construct a transportation tunnel and road in the current quarter. Total expenditures incurred to date to construct the transportation tunnel and road are approximately $6.6 million and the tunnel and road have been substantially completed.

2. GC Mine, Guangdong Province, China

Operational results - GC Mine	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
	30-June-16	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15
Ore Mined (tonne)	64,349	50,014	71,288	69,546	66,727
Ore Milled (tonne)	63,587	50,124	71,593	68,465	66,679
Head Grades
Silver (gram/tonne)	99	92	97	94	93
Lead (%)	1.5	2.0	1.9	1.6	1.7
Zinc (%)	2.9	2.7	2.6	2.4	2.5
Recovery Rates
Silver (%)	76.8	79.1	80.2	77.0	79.3
Lead (%)	86.9	84.9	88.3	89.5	89.7
Zinc (%)	85.8	82.6	81.2	82.7	85.1
Metal Sales
Silver (in thousands of ounce)	149	118	210	128	181
Lead (in thousands of pound)	1,860	1,970	3,021	1,632	2,420
Zinc (in thousands of pound)	3,407	2,576	3,525	3,172	3,029
Cash mining cost ($ per tonne)	33.50	26.24	38.22	36.49	48.74
Total mining cost ($ per tonne)	41.91	34.76	46.52	44.68	56.83
Cash milling cost ($ per tonne)	15.60	16.99	15.16	15.81	15.52
Total milling cost ($ per tonne)	18.81	20.67	17.30	18.05	17.83
Cash production cost ($ per tonne)	49.10	43.23	53.38	52.30	64.26
Cash Cost per Ounce of Silver ($)	(0.28)	(2.24)	4.62	(1.69)	3.80
All-in sustaining cost per ounce of silver ($)	4.76	1.19	9.80	13.73	9.13

In Q1 Fiscal 2017, the Company mined 64,349 tonnes of ore at the GC Mine compared to 66,727 tonnes in Q1 Fiscal 2016. Head grades were 99 g/t for silver, 1.5% for lead and 2.9% for zinc, compared to 93 g/t for silver, 1.7% for lead and 2.5% for zinc in Q1 Fiscal 2016. The total mining cost and cash mining cost were $41.91 and $33.50, respectively, compared to $56.83 and $48.74 in Q1 Fiscal 2016. The decrease of cash mining costs was mainly because approximately 33% of ore was byproduct ore from exploration tunnelling or extracted from previously mined stopes for which direct mining costs were paid in prior periods and the only cost involved was to ship the ore to the mill.

Total ore milled at the GC Mine in Q1 Fiscal 2017 was 63,587 tonnes compared to 66,679 tonnes in Q1 Fiscal 2016. The cash milling cost per tonne was $15.60, which is comparable to $15.52 in Q1 Fiscal 2016.

In Q1 Fiscal 2017, the GC Mine sold 0.1 million ounces of silver, 1.9 million pounds of lead, and 3.4 million pounds of zinc, compared to 0.2 million ounces of silver, 2.4 million pounds of lead, and 3.0 million pounds of zinc. Less silver and metal sold was mainly due to less ore milled and lower silver and lead recovery rates in the current quarter.

In Q1 Fiscal 2017, approximately 3,309 m of underground diamond drilling (Q1 Fiscal 2016 – 7,416 m) and 3,486 m of preparation tunnelling (Q1 Fiscal 2016 – 4,645 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 582 m of horizontal tunnel, raise, and declines (Q1 Fiscal 2016 – 155 m) were completed and capitalized.

Total capitalized exploration and development expenditures in Q1 Fiscal 2017 for the GC Mine were $0.2 million compared to $0.2 million in Q1 Fiscal 2016.

Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2016 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at June 30,	As at March 31,
	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	$49,602	$41,963
Short-term investments	23,793	19,999
Trade and other receivables	2,091	2,041
Inventories	9,390	8,857
Due from related parties	5	103
Income tax receivable	-	394
Prepaids and deposits	4,509	3,960
	89,390	77,317
Non-current Assets
Long-term prepaids and deposits	1,594	1,856
Reclamation deposits	2,612	2,301
Investment in an associate	3,117	3,133
Other investments	466	287
Plant and equipment	68,666	71,045
Mineral rights and properties	211,384	216,080
TOTAL ASSETS	$377,229	$372,019
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$30,539	$27,457
Bank loan	4,518	4,657
Mine right fee payable	3,895	3,970
Deposits received	7,539	5,849
Income tax payable	406	-
Due to related parties	-	179
	46,897	42,112
Non-current Liabilities
Mine right fee payable	5,687	5,796
Deferred income tax liabilities	24,588	23,224
Environmental rehabilitation	14,005	14,328
Total Liabilities	91,177	85,460
Equity
Share capital	231,220	230,933
Share option reserve	12,799	12,628
Reserves	25,409	25,409
Accumulated other comprehensive loss	(42,117)	(35,994)
Retained earnings	5,236	562
Total equity attributable to the equity holders of the Company	232,547	233,538

Non-controlling interests	53,505	53,021
Total Equity	286,052	286,559

TOTAL LIABILITIES AND EQUITY	$377,229	$372,019

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

	Three Months Ended June 30,
	2016	2015

Sales	$35,271	$32,220
Cost of sales	19,527	20,764
Gross profit	15,744	11,456

General and administrative	4,385	5,344
Government fees and other taxes	1,695	1,349
Foreign exchange loss	123	587
Loss on disposal of plant and equipment	264	7
Share of (gain) loss in associate	(17)	78
Impairment of plant and equipment and mineral rights and properties	181	-
Other (income) expense	(40)	10
Income from operations	9,153	4,081

Finance income	431	277
Finance costs	(264)	(332)
Income before income taxes	9,320	4,026

Income tax expense	2,800	255
Net income	$6,520	$3,771

Attributable to:
Equity holders of the Company	$4,674	$2,296
Non-controlling interests	1,846	1,475
	$6,520	$3,771

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.03	$0.01
Diluted earnings per share	$0.03	$0.01
Weighted Average Number of Shares Outstanding - Basic	166,939,465	170,883,808
Weighted Average Number of Shares Outstanding - Diluted	169,819,527	170,883,808

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended June 30,
	2016	2015
Cash provided by
Operating activities
Net income	$6,520	$3,771
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	105	124
Depreciation, amortization and depletion	5,320	4,977
Share of (gain) loss in associate	(17)	78
Impairment of plant and equipment and mineral rights and properties	181	-
Income tax expense	2,800	255
Finance income	(431)	(277)
Loss on disposal of plant and equipment	264	7
Share-based compensation	243	165
Income taxes recovered (paid)	91	(359)
Interest received	431	277
Interest paid	(51)	-
Changes in non-cash operating working capital	4,726	4,302
Net cash provided by operating activities	20,182	13,320

Investing activities
Mineral rights and properties
Capital expenditures	(5,020)	(7,366)
Plant and equipment
Additions	(2,384)	(718)
Proceeds on disposals	17	5
Reclamation deposit paid	(385)	(9)
Net (purchases) redemptions of short-term investments	(3,981)	49
Net cash used in investing activities	(11,753)	(8,039)

Financing activities
Cash dividends distributed	-	(685)
Proceeds from issuance of common shares	215	-
Net cash provided by (used in) financing activities	215	(685)
Effect of exchange rate changes on cash and cash equivalents	(1,005)	658

Increase in cash and cash equivalents	7,639	5,254
Cash and cash equivalents, beginning of the period	41,963	60,179
Cash and cash equivalents, end of the period	$49,602	$65,433

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three months ended June 30, 2016
	Ying Mining
	District[1]	GC2	Consolidated
Production Data
Mine Data
Ore Mined (tonne)	173,508	64,349	237,857
Ore Milled (tonne)	167,747	63,587	231,334

+ Mining cost per tonne of ore mined ($)	78.64	41.91	68.70
Cash mining cost per tonne of ore mined ($)	52.33	33.50	47.24
Non cash mining cost per tonne of ore mined ($)	26.30	8.41	21.46

+ Unit shipping costs($)	3.87	-	2.82

+ Milling cost per tonne of ore milled ($)	12.25	18.81	14.05
Cash milling cost per tonne of ore milled ($)	10.07	15.60	11.59
Non cash milling cost per tonne of ore milled ($)	2.18	3.21	2.46

+ Average Production Cost
Silver ($ per ounce)	6.66	8.19	7.04
Gold ($ per ounce)	496	-	536
Lead ($ per pound)	0.32	0.50	0.35
Zinc ($ per pound)	0.30	0.46	0.31
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	2.96	4.60	3.11
+ Total cash cost per ounce of Silver ($)	0.12	(0.28)	0.08

+ All-in sustaining cost per ounce of Silver ($)	5.80	4.76	7.06
+ All-in cost per ounce of Silver ($)	7.34	5.10	8.48

Recovery Rates
Silver (%)	95.7	76.8	93.6
Lead (%)	96.4	86.9	95.3
Zinc (%)	48.4	85.8	67.5

Head Grades
Silver (gram/tonne)	308	99	251
Lead (%)	4.4	1.5	3.6
Zinc (%)	1.1	2.9	1.6

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,490	149	1,639
Gold (in thousands of ounces)	0.9	-	0.9
Lead (in thousands of pounds)	14,861	1,860	16,721
Zinc (in thousands of pounds)	1,820	3,407	5,227

Metal Sales
Silver (in thousands of $)	19,366	1,471	20,837
Gold (in thousands of $)	872	-	872
Lead (in thousands of $)	9,381	1,112	10,493
Zinc (in thousands of $)	1,053	1,906	2,959
Other (in thousands of $)	-	110	110
	30,672	4,599	35,271
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.00	9.87	12.71
Gold ($ per ounce)	968.89	-	968.89
Lead ($ per pound)	0.63	0.60	0.63
Zinc ($ per pound)	0.58	0.56	0.57

1 Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.7% from lead concentrates and 21.1% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price .
+ Non-IFRS measures.
+ Figures ma y not a dd due to rounding

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended June 30, 2015
	Ying Mining
	District[1]	GC2	Consolidated
Production Data
Mine Data
Ore Mined (tonne)	167,107	66,727	233,834
Ore Milled (tonne)	160,277	66,679	226,956

+ Mining cost per tonne of ore mined ($)	75.00	56.83	69.81
Cash mining cost per tonne of ore mined ($)	56.65	48.74	54.39
Non cash mining cost per tonne of ore mined ($)	18.35	8.09	15.42

+ Unit shipping costs($)	4.05	-	2.89

+ Milling cost per tonne of ore milled ($)	15.40	17.83	16.12
Cash milling cost per tonne of ore milled ($)	12.98	15.52	13.73
Non cash milling cost per tonne of ore milled ($)	2.42	2.31	2.39

+ Average Production Cost
Silver ($ per ounce)	7.83	9.86	8.42
Gold ($ per ounce)	492	751	526
Lead ($ per pound)	0.42	0.65	0.45
Zinc ($ per pound)	0.40	0.63	0.43
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	4.22	7.97	4.71
+ Total cash cost per ounce of Silver ($)	1.03	3.80	1.39

+ All-in sustaining cost per ounce of Silver ($)	9.18	9.13	10.94
+ All-in cost per ounce of Silver ($)	9.71	9.24	11.42

Recovery Rates
Silver (%)	94.7	79.3	90.2
Lead (%)	94.9	89.7	93.4
Zinc (%)	53.5	85.1	62.8

Head Grades
Silver (gram/tonne)	250	93	204
Lead (%)	3.6	1.7	3.0
Zinc (%)	0.8	2.5	1.3

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,190	181	1,371
Gold (in thousands of ounces)	0.9	-	0.9
Lead (in thousands of pounds)	12,454	2,420	14,874
Zinc (in thousands of pounds)	1,529	3,029	4,558

Metal Sales
Silver (in thousands of $)	15,962	1,956	17,918
Gold (in thousands of $)	724	10	734
Lead (in thousands of $)	8,652	1,729	10,381
Zinc (in thousands of $)	937	2,076	3,013
Other (in thousands of $)	-	174	174
	26,275	5,945	32,220
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.42	10.80	13.07
Gold ($ per ounce)	843	822	843
Lead ($ per pound)	0.73	0.71	0.72
Zinc ($ per pound)	0.68	0.69	0.68

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.7% from lead concentrates and 21.6% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected higher smelter and refining charges, resulted in lower net silver selling price.
+ Non-IFRS measures.